

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2021

Bryant Kirkland
Chief Financial Officer
Douglas Elliman Inc.
4400 Biscayne Boulevard
Miami, FL 33137

> **Re: Douglas Elliman Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form 10**
> **Submitted October 21, 2021**
> **CIK No. 0001878897**

Dear Mr. Kirkland:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10-12B filed October 21, 2021

Overview, page 1

1. We note your response to prior comment 1. Your relationship with the proptech companies remains somewhat unclear. For example, in this section, you state that you "are committed to creating a portfolio of incubated start-ups that have access to our operating businesses and distribution, as well as our know-how and experience, to grow their own businesses, while benefiting our operations." Please explain whether you mean that you are the 'incubator' for these companies, and explain what services you provide in this regard. Disclose which companies you have active 'incubator' relationships with, and the material terms governing these relationships. File any material agreements as exhibits

to your registration statement.

<u>General</u>

2.   Please ensure that the graphic presentation is of high enough resolution and type size that all information is legible. If you cannot ensure that your graphic presentation is legible after it is transmitted electronically, please consider removing the graphic from your Information Statement and including the substantive information in written form.

3.   We note that you plan to distribute shares of Douglas Elliman common stock to Vector shareholders as well as employees holding Vector stock options, whether vested or unvested, and employees and non-employee directors holding restricted Vector stock awards subject to time-based or performance-based vesting. Please provide us with an analysis of whether the distribution constitutes a "sale" under Securities Act Section 2(a)(3), including whether value is being provided, given that the distribution is not being made solely to holders of outstanding Vector shares. In this regard, please disclose the percentage of Douglas Elliman stock that will be distributed to employees and directors other than with respect to any outstanding shares of Vector common stock they may hold. In your analysis, please also address the fact that Vector shares underlying the options and restricted stock awards may never be issued if the options or awards are not exercised or if vesting conditions are not met. Alternatively, amend your Distribution Agreement and the filing to remove the distribution to persons other than holders of outstanding Vector stock, or register the transaction under the Securities Act.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert Downes, Esq.